SEC File No. 82-34725


08016427
Agri United

AGRICORE UNITED ANNOUNCES WINNER OF 2006 GMC TRUCK GRAND PRIZE

Roblin, Manitoba (August 25, 2006) – Agricore United (TSX:AU) is pleased to announce Donavon Friesen of Roblin, Manitoba is the lucky new owner of a 2006 GMC Truck, the grand prize in Agricore United's 2006 CWB Series A contract contest. Friesen, a customer of Agricore United's Prairie Mountain Agri location, was randomly chosen from among thousands of entries across western Canada.

The 2006 GMC Sierra 1500 Extended Cab 4WD truck is sponsored by General Motors and is valued at over $38,000. Twelve secondary prizes of a deluxe wireless weather station were also awarded over the past 12 months from a random draw of entries received from across western Canada.

"Agricore United has expert knowledge on grain marketing and is driven to helping ensure our customers are maximizing their opportunities," says Ron Enns, Senior Vice President, Agricore United. "Offering chances to win great prizes helps us make it even more attractive for our customers to sign their Series A contracts with us, and allows us to show our appreciation for their business in return."

Agricore United is offering an even more attractive contest for the 2006/2007 year. Customers who sign their CWB Series A contract with Agricore United will be entered to win a $5,000 credit for Agricore United products and services. One $5,000 credit will be awarded in western Canada, with the random draw taking place on November 13, 2006 from all entries received by October 31, 2006. As well, all entries from CWB Series A contracts signed up until July 31, 2007 will automatically be included in a draw for a 2300 bushel GrainMax bin. Valued at over $9,000 each, the GrainMax prize includes farm delivery, steel base and setup. Fifteen bins will be awarded in total. One bin will be awarded every two weeks in western Canada, starting January 15, 2007, with the final draw taking place on August 15, 2007.

Customers are encouraged to haul more board grain against their Series A contract to increase their chances to store more. They will automatically receive additional contest entries for every 20 MT contracted through Agricore United and additional entries will be awarded upon delivery. For complete contest rules, please visit www.agricoreunited.com/seriesa. You can also enter by simply visiting your Agricore United retailer.

"The intent of the Series A contest is to ensure we are offering a prize that will help meet our customers' farm business needs," says Enns. "With a record carry over in grain stocks and an early harvest this year, we really see the GrainMax Bins as a valuable asset to producers who win them."

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect prairie-based agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

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For more information, contact:

Radean Carter
Communications Coordinator
(204) 944-2238
rcarter@agricoreunited.com